UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                         International Travel CD's, Inc.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)
                                   46051T 10 7
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                                 (CUSIP Number)
           Michael Muellerleile, 4100 Newport Place Street, Suite 660,
                            Newport Beach, CA 92660
                                 (949) 250-8655
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                   12/14/2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   46051T  10 7
------------------------
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1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only).

      Alia Neely
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
         ----------------------------------------------------------------------
      (b)
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3.    SEC Use Only

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4.    Source of Funds (See Instructions) PF

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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)

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6.    Citizenship or Place of Organization U.S.A.
                                                 ------------------------------
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Number of        7.        Sole Voting Power     3,300,000
                                             ---------------------------------
Shares                     ---------------------------------------------------

Beneficially     8.        Shared Voting Power   0
                                              --------------------------------
Owned by                   ---------------------------------------------------

Each             9.        Sole Dispositive Power   3,300,000
                                                 -----------------------------
Reporting                  ---------------------------------------------------

Person           10.       Shares Dispositive Power   0
                                                   ---------------------------
With

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person 3,300,000

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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)
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13.   Percent of Class Represented by Amount in Row (11) 60%

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14.   Type of Reporting Person (See Instructions)
      IN

Item 1.  Security and Issuer
----------------------------

This statement relates to shares of the Common Stock, $.001 par value of International Travel CD's, Inc., a Colorado corporation (the Issuer"). The principal executive offices of the Issuer are located at 2 N. Cascade Avenue, Suite 1100, Colorado Springs, Colorado 80903.

Item 2.  Identity and Background
-------------------------------

(a)Name:                                    Alia Neely

(b)Business Address:                        2 N. Cascade Avenue, Suite
                                            1100 Colorado Springs, Colorado
                                            80903

(c)Present Principal Occupation:            President of International Travel
                                            CD's, Inc., whose address is shown
                                            in Item 2(b)

(d)DisclosureofCriminalProceedings:         Ms. Neely has not been convicted in
                                            any criminal proceeding at any time.

(e)Disclosure of Civil Proceedings:         Ms. Neely has not been subject to
                                            any judgment, decree or final order
                                            enjoining violations of or
                                            prohibiting or mandating activities
                                            subject to federal or state
                                            securities laws or finding any
                                            violations with respect to such
                                            laws.

(f)Citizenship:                             Ms. Neely is a citizen of the
                                            United States.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

Ms. Neely purchased 3,300,000 shares in exchange for $3,300.

Item 4.  Purpose of Transaction
--------------------------------

Ms. Neely acquired 3,300,000 shares as a personal investment and to express her personal economic commitment to the Issuer. On December 17, 2001, Ms. Neely was appointed as a director of the Issuer. On December 18, 2001, Ms. Neely was appointed the President, Secretary and Treasurer and the current President, Vice President Secretary, Treasurer, Chief Executive Officer and Chief Financial Officer of the Issuer resigned.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Ms. Neely beneficially owns a total of 3,300,000 shares of the Issuer's common stock as follows:

(a) Ms. Neely directly and personally owns 3,300,000 shares of the Issuer's common stock which comprises 60% of the Issuer's total issued and outstanding shares.

(b) Ms. Neely has sole voting and dispositive power as to the 3,300,000 shares he owns directly.

(c)    None.

(d)    Not Applicable.

(e)    Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-----------------------------------------------------------------------------

None.

Item 7.  Material to Be Filed as Exhibits
------------------------------------------

None.

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2001


12/21/01
------------------------------------------------------------
Date


/s/ Alia Neely
------------------------------------------------------------
Alia Neely

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)